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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DOT HILL SYSTEMS CORP.
(Name of Subject Company (Issuer))

DENALI ACQUISITION SUB CORP.
(Name of Filing Persons (Offeror))
a wholly owned subsidiary of

SEAGATE HDD CAYMAN
(Name of Filing Persons (Parent of Offeror))
a wholly owned indirect subsidiary of

SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY
(Name of Filing Persons (Ultimate Parent of Offeror))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25848T109
(CUSIP Number of Class of Securities)

Patrick J. O'Malley, III
Executive Vice President and Chief Financial Officer
Seagate Technology Public Limited Company
38/39 Fitzwilliam Square
Dublin, Ireland
(353) (1) 234-3136
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Michael S. Ringler
Wilson Sonsini Goodrich & Rosati, P.C.
One Market Plaza, Spear Tower, Suite 3300
San Francisco, California
(415) 947-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$693,310,035.90	$80,562.63

*
Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Dot Hill Systems Corp., at a purchase price of $9.75 per Share, without interest thereon, net to the seller in cash and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. The underlying value of the transaction was calculated based on the sum of: (i) 62,397,539 issued and outstanding Shares (which includes 383,333 Shares subject to vesting or forfeiture or repurchase by Dot Hill Systems Corp.), multiplied by $9.75 per Share; (ii) 10,763,175 Shares underlying outstanding options (consisting of vested options to purchase 6,225,053 Shares and unvested options to purchase 4,538,122 Shares) with an exercise price that is less than $9.75 per Share, multiplied by $6.66 per Share (which is equal to the difference between $9.75 and $3.09, the weighted average exercise price of such options that have an exercise price that is less than $9.75 per Share); (iii) up to 68,000 Shares subject to vesting contingent upon specified performance criteria, multiplied by $9.75 per Share; (iv) 83,076 Shares estimated to be subject to outstanding rights under the 2014 Employee Stock Purchase Plan (the "ESPP") (assuming the closing price per Share as reported by the NASDAQ Global Market on the purchase date for the current offering period was equal to the offer price per Share, employee contributions continue until such purchase date at levels in place as of August 17, 2015 and the Merger (as defined below) is consummated prior to October 9, 2015), multiplied by $9.75 per Share; and (v) 1,602,489 Shares issuable pursuant to an outstanding warrant with an exercise price less than $9.75 per Share, multiplied by $7.35 per Share, which is the offer price per Share minus the exercise price of such warrant of $2.40 per Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, is calculated by multiplying the transaction valuation by 0.0001162.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	☐	Not applicable	Filing party:	☐	Not applicable
Form or Registration No.:	☐	Not applicable	Date filed:	☐	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by Denali Acquisition Sub Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Seagate HDD Cayman, an exempted company with limited liability organized under the laws of the Cayman Islands ("Parent"), for all of the outstanding shares of common stock, par value $0.001 per share (the "Shares") of Dot Hill Systems Corp., a Delaware corporation (the "Company" or "Dot Hill"), at a price of $9.75 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and conditions set forth in the offer to purchase dated September 1, 2015 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the "Offer."

        All of the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET.

Regulation M-A Item 1001

        The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

Regulation M-A Item 1002

        (a)   Name and Address.    The name, address, and telephone number of the subject company's principal executive offices are as follows:

  Dot Hill Systems Corp.
  1351 South Sunset Street
  Longmont, Colorado 80501
  (303) 845-3200

        (b)   Securities.    This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of August 27, 2015, based on information provided by Dot Hill, there were (i) 62,397,539 Shares issued and outstanding (which includes 383,333 Shares subject to vesting or forfeiture or repurchase by Dot Hill); (ii) 10,763,175 Shares underlying outstanding options (consisting of vested options to purchase 6,225,053 Shares and unvested options to purchase 4,538,122 Shares); (iii) up to 68,000 Shares subject to vesting contingent upon specified performance criteria; (iv) 83,076 Shares estimated to be subject to outstanding rights under the ESPP (assuming the closing price per Share as reported by the NASDAQ Global Market on the purchase date for the current offering period was equal to the offer price per Share, employee contributions continue until such purchase date at levels in place as of August 17, 2015 and the Merger is consummated prior to October 9, 2015); and (v) 1,602,489 Shares issuable pursuant to an outstanding warrant. The information set forth in the INTRODUCTION of the Offer to Purchase and under the caption THE TENDER OFFER—Section 6 ("Price Range of Shares; Dividends") is incorporated herein by reference.

        (c)   Trading Market and Price.    The information set forth under the caption THE TENDER OFFER—Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

Regulation M-A ITEM 1003

        (a)-(c)  Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 8 ("Certain Information Concerning Ultimate Parent, Parent and Purchaser") and Schedule I attached thereto.

ITEM 4.    TERMS OF THE TRANSACTION.

Regulation M-A Item 1004

        (a)   Material Terms.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  INTRODUCTION
  THE TENDER OFFER—Section 1 ("Terms of the Offer")
  THE TENDER OFFER—Section 2 ("Acceptance for Payment and Payment for Shares")
  THE TENDER OFFER—Section 3 ("Procedures for Accepting the Offer and Tendering Shares")
  THE TENDER OFFER—Section 4 ("Withdrawal Rights")
  THE TENDER OFFER—Section 5 ("Material U.S. Federal Income Tax Consequences"
  THE TENDER OFFER—Section 11 ("The Acquisition Agreement; Other Agreements")
  THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Dot Hill")
  THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")
  THE TENDER OFFER—Section 15 ("Certain Conditions to the Offer")

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

Regulation M-A Item 1005

        (a)   Transactions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  THE TENDER OFFER—Section 8 ("Certain Information Concerning Ultimate Parent, Parent and Purchaser")
  THE TENDER OFFER—Section 11 ("The Acquisition Agreement; Other Agreements")

        (b)   Significant Corporate Events.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Dot Hill")
  THE TENDER OFFER—Section 11 ("The Acquisition Agreement; Other Agreements")
  THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Dot Hill")

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

        (a)   Purposes.    The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Dot Hill") is incorporated herein by reference.

        (c)(1)—(7)  Plans.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
  THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Dot Hill")
  THE TENDER OFFER—Section 11 ("The Acquisition Agreement; Other Agreements")
  THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Dot Hill")
  THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")
  THE TENDER OFFER—Section 14 ("Dividends and Distributions")

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007

        (a)   Source of Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
  THE TENDER OFFER—Section 11 ("The Acquisition Agreement; Other Agreements")

        (b)   Conditions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
  THE TENDER OFFER—Section 11 ("The Acquisition Agreement; Other Agreements")
  THE TENDER OFFER—Section 15 ("Certain Conditions to the Offer")

        (d)   Borrowed Funds.    Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

        (a)   Securities Ownership.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  INTRODUCTION
  THE TENDER OFFER—Section 8 ("Certain Information Concerning Ultimate Parent, Parent and Purchaser")

        (b)   Securities Transactions.    None.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009

        (a)   Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 3 ("Procedures for Accepting the Offer and Tendering Shares")
  THE TENDER OFFER—Section 18 ("Fees and Expenses")

ITEM 10.    FINANCIAL STATEMENTS.

Regulation M-A Item 1010

        (a)   Financial Information.    Not applicable.

        (b)   Pro Forma Information.    Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

Regulation M-A Item 1011

        (a)   Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Dot Hill")
  THE TENDER OFFER—Section 11 ("The Acquisition Agreement; Other Agreements")
  THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Dot Hill")
  THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")
  THE TENDER OFFER—Section 16 ("Certain Legal Matters; Regulatory Approvals")

        (c)   Other Material Information.    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.    EXHIBITS.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 1, 2015
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Notice of Guaranteed Delivery
(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on September 1, 2015

Exhibit No.	Description
(a)(2)(B)	Form of Support Agreement, dated August 18, 2015, by and among Seagate HDD Cayman, Denali Acquisition Sub Corp. and certain directors and officers of Dot Hill Systems Corp. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Dot Hill Systems Corp. with the Securities and Exchange Commission on August 21, 2015)
(a)(2)(C)
Form of Support Agreement, dated August 18, 2015, by and among Seagate HDD Cayman, Denali Acquisition Sub Corp. and certain directors, officers and stockholders of Dot Hill Systems Corp. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Dot Hill Systems Corp. with the Securities and Exchange Commission on August 21, 2015)
(a)(5)
Joint Press Release of Seagate Technology PLC and Dot Hill Systems Corp., dated August 18, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Seagate Technology PLC with the Securities and Exchange Commission on August 19, 2015)
(b)	None.
(d)(1)
Acquisition Agreement, dated as of August 18, 2015, by and among Dot Hill Systems Corp., Seagate HDD Cayman and Denali Acquisition Sub Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dot Hill Systems Corp. with the Securities and Exchange Commission on August 21, 2015)
(d)(2)	Confidentiality Agreement, dated May 19, 2015, between Seagate Technology LLC and Dot Hill Systems Corp.
(g)	None
(h)	None

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        (a)   Not applicable.

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2015

SEAGATE TECHNOLOGY PLC
By:	/s/ PATRICK J. O'MALLEY, III
	Name:	Patrick J. O'Malley, III
	Title:	Executive Vice President and Chief Financial Officer
SEAGATE HDD CAYMAN
By:	/s/ PATRICK J. O'MALLEY, III
	Name:	Patrick J. O'Malley, III
	Title:	Director
DENALI ACQUISITION SUB CORP.
By:	/s/ PHIL BRACE
	Name:	Phil Brace
	Title:	President

 INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 1, 2015
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Notice of Guaranteed Delivery
(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on September 1, 2015
(a)(2)(B)
Form of Support Agreement, dated August 18, 2015, by and among Seagate HDD Cayman, Denali Acquisition Sub Corp. and certain directors and officers of Dot Hill Systems Corp. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Dot Hill Systems Corp. with the Securities and Exchange Commission on August 21, 2015)
(a)(2)(C)
Form of Support Agreement, dated August 18, 2015, by and among Seagate HDD Cayman, Denali Acquisition Sub Corp. and certain directors, officers and stockholders of Dot Hill Systems Corp. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Dot Hill Systems Corp. with the Securities and Exchange Commission on August 21, 2015)
(a)(5)
Joint Press Release of Seagate Technology PLC and Dot Hill Systems Corp., dated August 18, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Seagate Technology PLC with the Securities and Exchange Commission on August 19, 2015)
(b)	None
(d)(1)
Acquisition Agreement, dated as of August 18, 2015, by and among Dot Hill Systems Corp., Seagate HDD Cayman and Denali Acquisition Sub Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dot Hill Systems Corp. with the Securities and Exchange Commission on August 21, 2015)
(d)(2)	Confidentiality Agreement, dated May 19, 2015, between Seagate Technology LLC and Dot Hill Systems Corp.
(g)	None
(h)	None

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURES
INDEX TO EXHIBITS